UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December, 2002

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




17 December 2002


Dear Sirs,



Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").



The company made a grant of restricted shares to executive directors under the Long Term Incentive Plan on 16 December 2002. This represents this year's grant of long-term incentives to executive directors.



The following executive directors were granted restricted shares which will vest on 28 June 2005: Marjorie Scardino (60,340 restricted shares); John Makinson (34,480); David Bell (26,613); Peter Jovanovich (33,066) and Rona Fairhead (26,613).



The grant included four additional tranches as follows:

                                   Restricted Shares (#)
Tranche                   (a)               (b)               (c)               (d)
Vesting price            GBP9              GBP11             GBP13             GBP18

M M Scardino            60,340            60,340            60,340            120,680
J C Makinson            34,480            34,480            34,480             68,960
D C M Bell              26,613            26,613            26,613             53,226
P Jovanovich            33,066            33,066            33,066             66,132
R Fairhead              26,613            26,613            26,613             53,226



The tranches shown in (a), (b), (c) and (d) will vest no earlier than 28 June 2005 subject to the Pearson share price reaching GBP9, GBP11, GBP13 and GBP18 respectively for a period of 20 consecutive business days before 28 June 2009.



At the close of business on 16 December 2002, the Pearson share price was GBP6.385.



Yours faithfully,

PEARSON plc







Julia Casson

Company Secretary




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 17 December 2002

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary